Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON ESTIMATED LOSS IN THE ANNUAL

RESULTS FOR THE YEAR OF 2021

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS FOR THIS PERIOD

(I)	Period covered by the estimated results

1 January 2021 to 31 December 2021 (the “Reporting Period”)

(II)	Estimated Results

1.

Based on preliminary financial information prepared by the finance department of the Company, the Company expects to record a loss in the results for the year of 2021, and a net loss attributable to shareholders of the Company of approximately RMB11.3 billion to RMB12.8 billion.

2.	The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company is estimated to be approximately RMB11.7 billion to RMB13.5 billion.

II.	RESULTS FOR THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

(I)

The net loss attributable to shareholders of the Company: RMB10.842 billion. The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company: RMB11.658 billion.

(II)	Loss per share: RMB0.77.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS IN RESULTS FOR THIS PERIOD

During the Reporting Period, the impact of COVID-19 pandemic continues, the overseas pandemic has not been effectively controlled, and the pandemic has spread sporadically in many places of China. The Company took pandemic prevention and control as part of its normal operations and seized market opportunities to adopt various measures to increase passenger and freight revenue, strengthened its cost control and make every effort to reduce the losses caused by the pandemic. However, affected by the COVID-19 pandemic, the travelling willingness of passengers was still relatively low, and the recovery of the passenger transport market is sluggish. In 2021, the passenger capacity (measured by available seat kilometres) and revenue passenger kilometres of the Company decreased by 0.37% and 0.66% year-on-year respectively, and decreased by 37.8% and 46.5%, respectively as compared with 2019. Specifically, the international routes continued to be sluggish due to the impact of the pandemic, and the passenger capacity and revenue passenger kilometres decreased by 92.3% and 95.3%, respectively as compared with 2019. Accordingly, the Company expects to record a loss in the operating results for the year of 2021.

IV.	RISK WARNINGS

The finance department of the Company is making every effort to prepare the financial statements for the year of 2021. Due to the significant impact on the capacity planning of the Company caused by the COVID-19 pandemic, the relevant financial impact is subject to further assessment. In respect of this estimated results, there is no other substantial uncertainty which may affect its accuracy.

V.	OTHER EXPLANATORY MATTERS

The data set out in this announcement is only preliminary accounting data. The specific and accurate financial data should be those to be disclosed in the audited results in the 2021 annual report of the Company. Investors are advised to pay attention to such investment risks involved.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

28 January 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

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